# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 30, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Competitive Technologies, Inc.**

**File No. 001-08696 - CF#24126**

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Competitive Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 30, 2009, as amended on September 29, 2009.

Based on representations by Competitive Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1                through July 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Mark P. Shuman
Branch Chief - Legal